Exhibit 99.1

For immediate release

PreMD Reports First Quarter Results

 Company on track to achieve fiscal 2006 strategic objectives

Toronto, Ontario (May 8, 2006) - - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced results for the first quarter of fiscal 2006 ended March 31, 2006 (Q1 2006).

Recent Highlights
•	Achieved enrollment and testing of 5,000 volunteers in life insurance industry study (PREPARE) with PREVU* LT;
•	Increased size of the I-ELCAP study (Toronto site) with LungAlert™ by 500 patients;
•	Completed development of a standalone color reader for PREVU* Point of Care (POC) Skin Sterol Test, which is expected to enhance PREVU*’s market appeal;
•	Presented data on the company’s cancer detection technologies at an M.D. Anderson Cancer Center symposium titled Tumor Markers for Personalized Medicine: The New Frontier;
•	Presented PREVU* data at the American Heart Association’s 7th Annual Arteriosclerosis, Thrombosis and Vascular Biology Conference; and
•	Received a new patent related to the skin sterol technology.

The consolidated net loss for Q1 2006 was $2,374,000 or $0.11 per share compared with a loss of $1,302,000 or $0.06 per share for the quarter ended March 31, 2005 (Q1 2005), primarily due to increased research and development expenses related to the acceleration of clinical trials in Q1 2006 and to interest and imputed interest expenses on convertible debentures issued on August 30, 2005. The Company expects research and development expenses to return to lower than historical levels in the second half of fiscal 2006. Cash used to fund operating activities during Q1 2006 amounted to $755,000 compared with $1,730,000 in Q1 2005, the decrease resulting from a reduction in accounts receivable.

Total product related sales to McNeil Consumer Healthcare were nil for Q1 2006 compared with $12,000 for Q1 2005 because McNeil had inventory from their 2005 marketing programs and did not need to place any additional orders for PREVU*. License revenue was $77,000 for Q1 2006, equal to that of Q1 2005.

“We are on plan to achieve our stated objectives for 2006, particularly with the advancement of clinical trials for our product pipeline,” said Dr. Brent Norton, President and Chief Executive Officer. “We are currently evaluating data from 5,000 volunteers in the PREPARE study, which may enable us to make a regulatory submission for PREVU* LT in the United States,

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Canada and Europe in 2006, positioning us to receive milestone payments from McNeil. This second PREVU* product, geared toward the life insurance industry, provides us with additional revenue opportunities in important markets. In addition, we have accelerated other key clinical studies, including PASA, which is aimed at expanding PREVU*’s claim for use in the U.S. to include risk assessment of heart attack and stroke, and the I-ELCAP trial, which will give us important new data on LungAlert™ later this year. We are very pleased with the advancements we are making with all of these studies.”

Additional highlights of the quarter include the completed development of a second-generation standalone spectrophotometer, or color reader, for PREVU* POC. This new reader is portable and operable in any setting, such as a retail pharmacy, thereby offering users greater flexibility, and is significantly lower in cost than the reader currently used in the test. The performance characteristics of the new reader are currently being documented in preparation for a Special 510(k) submission to the Food and Drug Administration (FDA).

Additionally, a patent titled Method of Determining Skin Tissue Cholesterol, which describes an alternative method of using reagents for the measurement of cholesterol on the skin surface, was granted in Canada, adding to PreMD’s proprietary position in regard to skin sterol testing. This patent has been granted in the United States and Japan and is pending in Europe.

Fiscal 2006 Outlook
“A number of McNeil’s market evaluations for PREVU* are gaining traction, which we expect to see build through the year,” continued Dr. Norton. “Our focus is on accelerating and concluding several of our clinical and development initiatives for our skin sterol technology and cancer portfolio. At the same time, we expect additional revenues and milestone payments related to the successful completion of our strategic objectives. As these goals are achieved, we expect to move towards breaking even, possibly by the end of 2006.”

PreMD’s fiscal 2006 objectives include:

•	Achieve regulatory clearance for PREVU* LT to enable marketing launch;
•	Achieve new regulatory claim for PREVU* in U.S. as a test to predict risk of heart attack and stroke;
•	Complete analysis of new LungAlert™ data and expand participation in I-ELCAP to additional sites;
•	Complete pivotal study for the breast cancer test at the University of Louisville and initiate an additional clinical trial for ColorectAlert™; and
•	Conclude a strategic partnership for PreMD’s cancer products.

PREVU* Commercialization Update

McNeil is advancing initiatives in targeted segments of the risk assessment market as well as the life insurance industry.

•
Most recently, McNeil showcased PREVU* POC to cardiologists and other medical professionals at the American College of Cardiology annual meeting, and will be attending the annual conferences of the European Society of Cardiology and Canadian Cardiovascular Society later this year. McNeil is also continuing to promote PREVU* directly to specific health care programs and providers, including screening clinics where cardiovascular risk assessment is conducted.

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•
In March, McNeil initiated a pilot program in the U.S. with a major North American retail chain at two locations in Florida. Additionally, McNeil plans to significantly extend its previous retail pilot program in Quebec this fall in response to favorable customer and retailer feedback.

•	McNeil is currently evaluating opportunities in the occupational health market, which includes employee health fairs and programs, and has recently established an industry advisory board.

•
In the life insurance testing market, McNeil continues to meet with life insurance companies to prepare for the launch of PREVU* LT. Additionally, McNeil plans to initiate a pilot program in Ireland with a tele-underwriting firm that conducts interviews by phone with candidates for life insurance. When required, candidates are referred to a pharmacy to undergo select tests, including PREVU* POC.

Financial Review

During Q1 2006, the Company focused on accelerating clinical trials to obtain additional claims for PREVU* POC and to obtain regulatory clearance for PREVU* LT. As a result, research and development expenditures for the quarter increased by $874,000 to $1,516,000 from $642,000 in Q1 2005. The variance for the period reflects:
•	an increase of $725,000 in spending on clinical trials for skin cholesterol, particularly related to the insurance trial, as well as the trials for the lung and breast cancer technologies; and
•	an increase of $62,000 in legal fees on intellectual property, primarily related to the two U.S. patents for skin cholesterol that had been deemed abandoned in 2004.

General and administration expenses amounted to $640,000 for Q1 2006 compared with $764,000 in Q1 2005, a decrease of $124,000. The decrease for the quarter reflects:
•	a decrease in stock-based compensation, a non-cash expense, of $29,000 to $70,000 for Q1 2006 compared with $99,000 for Q1 2005;
•	an increase of $29,000 in professional fees for legal, audit and human resources; and
•	a decrease of $51,000 in consulting expenses related to investor communications.

Interest on convertible debentures (issued on August 30, 2005) amounted to $166,000 in Q1 2006 compared with nil in Q1 2005. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock. Imputed interest of $199,000 in Q1 2006 (compared with nil in Q1 2005) represents the amortization of the fair value of the warrants and equity component of the debentures.

Amortization expenses for equipment and acquired technology for Q1 2006 amounted to $40,000 compared with $52,000 for Q1 2005. Purchases of capital assets, primarily in support of the Company’s clinical trial program, amounted to $18,000 during Q1 2006 compared with $82,000 in Q1 2005. Amortization of deferred financing fees related to the convertible

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debentures amounted to $33,000 in Q1 2006 compared with nil in Q1 2005. The financing fees are being amortized over the life of the convertible debentures.

Interest income amounted to $87,000 for Q1 2006 compared with $29,000 for Q1 2005 as a result of higher cash balances. Refundable scientific investment tax credits (“ITCs”) accrued for Q1 2006 amounted to $60,000 versus $50,000 for Q1 2005.

Accounts receivable at March 31, 2006 amounted to $125 compared $882,000 at December 31, 2005. The large decrease resulted from the receipt of sales and license revenue that had been invoiced to McNeil in Q4 2005.

As at March 31, 2006 PreMD had cash, cash equivalents and short-term investments totaling $7,885,000 ($8,679,000 as at December 31, 2005). The Company invests its funds in short-term financial instruments and marketable securities. Cash used to fund operating activities during Q1 2006 amounted to $755,000 compared with $1,730,000 in Q1 2005, the decrease resulting from the reduction in accounts receivable.

To date, the Company has financed its activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of ITCs. Management believes that, based on historic cash expenditures and the current expectation of further revenues from product sales, royalties and license fees, its existing cash resources together with the ITC receivable of $260,000 will be sufficient to meet its current operating and capital requirements through at least 2008.

Conference Call and Webcast
PreMD will hold a conference call and webcast tomorrow, May 9, 2006, at 10 a.m. ET. To access the conference call, please dial 416-644-3415 or 1-800-814-3911. A live audio webcast will be available at www.premdinc.com, and will be subsequently archived for three months. To access the replay via telephone, which will be available until May 16, 2006, please dial (416) 640-1917 or (877) 289-8525 and enter the passcode 21187820#.

About PreMD Inc.
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are licensed worldwide to McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com. For more information about PREVU*, please visit www.prevu.com or call 1-866-283-8328 (North America) or 00-800-8283-8328 (Europe), or email yourvoice@mccca.jnj.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

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In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

# # #
For more information, please contact:

Sarah Borg-Olivier	Ron Hosking
Director, Communications	Chief Financial Officer
T: (416) 222-3449	T : (416) 222-3449
sbolivier@premdinc.com	rhosking@premdinc.com

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PreMD Inc.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS
[In Canadian dollars]

As at March 31, 2006 and December 31, 2005
Unaudited

	March 31,	December 31,
	2006	2005
	$	$

ASSETS
Current
Cash and cash equivalents	229,431	773,199
Short-term investments	7,655,425	7,905,883
Accounts receivable	125	881,891
Inventory	37,245	36,306
Prepaid expenses and other receivables	250,887	317,264
Investment tax credits receivable	260,000	200,000
Total current assets	8,433,113	10,114,543
Deferred financing fees, net of accumulated amortization
of $75,608 [2005 - $43,059]	445,176	477,725
Capital assets, net of accumulated amortization
of $752,092 [2005 - $721,784]	398,426	410,636
Acquired technology, net of accumulated amortization
of $871,484 [2005 - $856,970]	275,772	290,286
	9,552,487	11,293,190

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable	559,181	291,125
Accrued liabilities	751,641	655,113
Current portion of deferred revenue	311,915	311,915
Total current liabilities	1,622,737	1,258,153
Convertible debentures [note 3]	6,133,254	5,893,340
Deferred revenue	2,220,675	2,297,400
Total liabilities	9,976,666	9,448,893

Shareholders' equity (deficiency)
Capital stock [note 5]	24,458,057	24,449,826
Contributed surplus [note 5]	1,938,034	1,840,979
Equity component of convertible debentures [note 3]	2,393,145	2,393,145
Warrants	1,373,718	1,373,718
Deficit	(30,587,133)	(28,213,371)
Total shareholders' equity (deficiency)	(424,179)	1,844,297
	9,552,487	11,293,190

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PreMD Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[In Canadian dollars]

Unaudited
	Three months ended March 31,

	2006	2005
	$	$

REVENUE
Product sales	117	12,359
License revenue	77,051	76,725
	77,168	89,084
Cost of product sales	128	11,229
Gross profit	77,040	77,855

EXPENSES
Research and development	1,515,709	642,486
General and administration	639,880	763,865
Interest on convertible debentures	165,514	─
Imputed interest on convertible debentures	198,863	─
Amortization	77,371	52,306
	2,597,337	1,458,657

RECOVERIES AND OTHER INCOME
Investment tax credits	60,000	50,000
Interest	86,535	28,890
	146,535	78,890
Net loss for the period	(2,373,762)	(1,301,912)

Deficit, beginning of period	(28,213,371)	(23,223,666)
Deficit, end of period	(30,587,133)	(24,525,578)

Basic and diluted loss per share	$(0.11)	$(0.06)

Weighted average number of common shares outstanding	21,551,160	21,336,977

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PreMD Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[In Canadian dollars]

Unaudited
	Three months ended March 31,
	2006	2005
	$	$

OPERATING ACTIVITIES
Net loss for the period	(2,373,762)	(1,301,912)
Add items not involving cash
Amortization	77,371	52,306
Stock-based compensation costs included in:
Research and development expense	35,815	30,321
General and administration expense	69,471	98,550
Imputed interest on convertible debentures	198,863	─
Add loss on foreign exchange	62,632	─
Net change in non-cash working capital
balances related to operations [note 6]	1,251,788	(532,221)
Decrease in deferred revenue	(76,725)	(76,725)
Cash used in operating activities	(754,547)	(1,729,681)

INVESTING ACTIVITIES
Short-term investments	186,810	1,635,730
Purchase of capital assets	(18,098)	(35,265)
Cash provided by investing activities	168,712	1,600,465

FINANCING ACTIVITIES
Issuance of capital stock, net of issue costs	─	198,400
Cash provided by financing activities	─	198,400
Effect of exchange rate changes on cash and cash equivalents	42,067	─

Net increase (decrease) in cash and
cash equivalents during the period	(543,768)	69,184
Cash and cash equivalents, beginning of period	773,199	239,458
Cash and cash equivalents, end of period	229,431	308,642

Represented by:
Cash	229,431	308,642
	229,431	308,642

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